MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2008

Norsat International Inc. | SYMBOL: NII (TSX)

110- 4020 Viking Way | Richmond | British Columbia | Canada | V6V 2N2.

tel: 604-821-2800 | fax: 604-821-2801 | www.norsat.com

Norsat International Inc.                      Management Discussion & Analysis

1.1

Date

The following management discussion and analysis of Norsat International Inc. (the “Company”) as of  May 6, 2008 should be read in conjunction with the unaudited interim consolidated financial statements for the three months period ended March 31, 2008, and related notes included therein, which has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

All amounts following are expressed in US Dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s annual report and 20F for the year ended December 31, 2007, may be found on the Company’s web page at www.norsat.com and at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in the Company’s operations in future periods, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the Company’s market opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Information Form under the heading “Risk Factors”. The Company disclaims any intent or obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

1.2

Overview

Norsat International Inc. (“the Company”) designs, develops and markets satellite ground equipment which enables high speed transmission of data, audio and video over commercial and military satellites.  The Company’s equipment is located on earth and thus falls under the broad category of “satellite ground equipment”. The Company concentrates on ground equipment that is central to the transmission and reception of content for commercial and military applications, as opposed to consumer applications such as direct-to-home broadcasting.

The Company’s business operates through two business segments – Microwave Products and Satellite Systems.

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers. The Satellite Systems segment designs, develops and markets portable satellite systems, related accessories and services. These Microwave Products and Satellite Systems are designed to interoperate with geostationary satellites orbiting the earth.  The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

Norsat International Inc.                      Management Discussion & Analysis

1.3

Selected Annual Financial Information

Annual Financial Data (Expressed in thousands of dollars, except per share amounts) Amounts are in US Dollars
	Year Ended December 31
	2007	2006
	$	$
Sales	16,330	13,448
Selling, general and administrative	7,098	9,364
Net earnings (loss)	1,414	(3,830)
Earnings (loss) per share from operations	0.03	(0.08)
Earnings (loss) per share, basic and diluted	0.03	(0.08)
Total assets	9,528	8,427
Convertible debt	nil	1,935

1.4

Results of Operations

FIRST QUARTER REVIEW

	Three months ended March 31,
	2008	2007	Change	Percentage Change
Revenue	$ 2,928,547	$ 3,762,471	$ (833,924)	(22.2%)
Gross Margin	$ 1,489,621	$ 1,988,242	$ (498,621)	(25.1%)
Gross Margin %	50.9%	52.8%
Selling, General and Administrative	1,303,096	1,119,535	$ (183,561)	(16.4%)
Product Development	185,055	223,043	37,988	17.0%
Amortization	89,702	64,056	(25,646)	(40.0%)
Total Operating Expenses	1,577,853	1,406,634	(171,219)	(12.2%)
Earnings from operations before other expenses and income taxes	(88,232)	581,608	(669,840)	(115.2%)
Foreign Exchange (Gain)Loss	(110,885)	(150)	110,735	73,823%
Interest Expense	17,558	120,033	102,475	85.4%
Earnings from operations before income taxes	5,095	461,725	(456,630)	(98.9%)

FIRST QUARTER HIGHLIGHTS

Overall, the decrease in profitability for the first quarter of 2008, compared to the first quarter of 2007, was substantially the result of:

•

While revenues from higher margin Satellite systems was down, Microwave sales remained fairly consistent, this segment mix change negatively impacted overall gross margins. This segment mix outcome resulted in gross margins 1.9% lower than the same period in 2007.

Norsat International Inc.                      Management Discussion & Analysis

•

 The decline in sales of Satellite systems was due to a delay in the renewal of an Indefinite Delivery Indefinite Quantity (IDIQ) procurement vehicle. These US Military procurement vehicles are preauthorized contracts that have funding allocated to them.  Orders can then be processed against the IDIQ as required basis without the need to go through a procurement process until the funds are exhausted or the contract expires. The original IDIQ issued in September 2007 was exhausted during the first quarter of 2008.  It is anticipated that the renewal of the IDIQ will still happen in the second or third quarter of 2008.

•

Selling, General and Administrative expenses increased due to increased employee count.  There are 48 full time employees in the first quarter of 2008 as compared to 42 in the same period last year. The headcount reflects the addition of the Norsat Korea office in January of 2008.  These costs were incurred in order to increase the resources to maintain the Company’s research and development requirements.

•

There was a significant reduction in interest in the first quarter of 2008 compared to the first quarter of 2007. This reflects the retirement of the convertible debt that was completed in the first half of 2007. This resulted in a cost savings of $102,475 in the first quarter of 2008 as compared to the same period last year.

•

In October 2007, Norsat was awarded a non-repayable Cdn$200,000 government contribution through Canada’s National Research Council– Industrial Research Assistance Program (NRC-IRAP).  The program provides non-repayable contributions to Canadian small to medium sized businesses that are interested in using technology to commercialize services, products and processes to grow their presence in Canadian and international markets. Through this program, Cdn$100,000 was claimed and reported as a reduction to product development costs in the first quarter of 2008. As at March 31, 2008 Cdn$39,265 cash has been received and Cdn$60,735 is still outstanding as a receivable.

During the quarter, the Company repaid the US$500,000 line of credit outstanding at the end of fiscal year 2007. The company utilized the line of credit to fund purchases for projects delivered in December, 2007.  The receivables associated with these projects were collected in the first quarter of 2008 and used to repay the credit line in full.

During the first quarter of 2008, the Company obtained another secured operating line of credit from a financial institution for Cdn$500,000 or US$400,000 under Export Development Canada’s (EDC) Master Receivable Guarantee (MARG) program.  The company has not availed of this stand-by line of credit as at the end of the first quarter of 2008.

Warrants that were set to expire March 3, 2008 were exercised prior to the expiry date.  There were 3,065,232 warrants outstanding of which 2,915,235 were redeemed at the strike price of US$0.475.  The remaining 149,997 warrants expired.  Proceeds of the warrants exercised totaled $1,384,737.

On March 11, 2008 the company announced that it has signed a Basic Ordering Agreement (BOA) with NATO’s Consultation, Command and Control Agency (NC3A) for its OmniLink and GLOBETrekker portable satellite terminals, as well as its suite of microwave products.  A BOA is a procurement vehicle whereby the contract is negotiated in advance and placed centrally with a supplier. The BOA outlines the clauses that will be applicable to the future procurement of a specified range of goods and services. In the case of NC3A BOAs, all basic contract provisions are agreed upon, including prices or a definitive pricing methodology, after which NATO, NATO Member Nations and other eligible purchasers can place individual orders against the central contract. NC3A negotiates all BOAs on behalf of NATO in accordance with NATO guidelines and procedures.

The company opened a regional office in Fortaleza, Brazil, which will serve as a hub for the company’s South American customer base. At the same time, the company also introduced Spanish and Portuguese language versions of its satellite terminal user interface software - LinkControl.

As at March 31, 2008, working capital* increased to $6.4MM as compared to $4.9MM at the end of 2007. The current ratio for the first quarter of 2008 was 4.7x compared to 2.3x at the end of 2007. These improvements reflect the commitment to achieving a more effective structure for future operations and activities.

The Company continues to believe that the long term prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries, growth in homeland security spending and the emergence of non-traditional applications such as business continuity and content production by various entities.

Key factors that will be expected to affect the Company’s revenue growth in the near term remain the timing of the award of major military and certain other commercial projects. It is expected that competition will continue to intensify as more companies focus on opportunities in this market which will likely put pressure on our gross margins.

Norsat International Inc.                      Management Discussion & Analysis

Management is committed to implementing a business model which will serve to (i) add a recurring revenue stream through a range of services, (ii) broaden the company’s portfolio to include the sale of comprehensive turn-key solutions, and (iii) diversify the base of customers to include non-defense customers.

* - Working Capital is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. This measure does not have a comparable GAAP measure. Working capital is defined as current assets less current liabilities.

REVENUES and GROSS MARGINS

	Three months ended March 31		Three months ended March 31,
	2008	Percentage of Total Revenue	2007	Percentage of Total Revenue
Sales (in $000’s)	$		$	$
Microwave Products	$ 1,973,711	67.4%	$ 2,289,765	60.9%
Satellite Systems	954,836	32.6%	1,472,706	39.1%
Total	$ 2,928,547	100.0%	$ 3,762,471	100.0%
Gross Profit margin	%		%
Microwave Products	43.2		46.4
Satellite Systems	66.7		62.8
Average Gross Margin	50.9		52.8

Total sales for the three months ended March 31, 2008 was $2.9 million, down from the $3.8 million earned in the same period of 2007.  The first quarter is historically the softest quarter from a sales standpoint and 2008 is reflective of this pattern. Sales results experienced in the first quarter of 2007 were atypical as that quarter had a significant backlog from the fourth quarter of 2006.

Sales from Microwave Products were $2.0 million, down by 14%, compared to $2.3 million in the same period last year. Sales in the first quarter of 2007 were atypically higher as a result of a backlog from the previous quarter.

Sales of Satellite Systems were only at $0.9 million, down 35.2%, compared to $1.5 million in the same period last year. The significant factor impacting this quarter was the exhaustion of the IDIQ awarded in September 2007 during the quarter and the lack of success in renewing the IDIQ procurement vehicle.

The overall gross margins for the period ended March 31, 2008 was 50.9% compared to 52.8% in the same period last year.  Gross margins for Microwave products were negatively impacted by a $50K assessment in European VAT. Satellite systems saw an improvement in gross margins primarily as a result of sales of spare parts and accessories in the period.  In addition, higher margins from the sales of satellite system support services helped bolster overall Satellite system margins.  The low sales volume of the satellite systems segment skewed the results and makes margins appear higher than normal. Management expects margins for Satellite systems and services to normalize as volumes increase in this business segments.

EXPENSES

	Three months ended March 31,
	2008	2007	Change	Percentage Change
Expenses (in $000’s)	$	$	$
Selling, general and administrative	1,303,096	1, 119,535	(183,561)	(16.4%)
Product development	185,055	223,043	37,987	17.0%
Amortization	89,702	64,056	(25,646)	(40.0%)
Total	1,577,853	1,406,634	(171,221)	(12.2%)

The Company’s new management, appointed by the board of directors in September 2006 focused on improving efficiency by reducing administrative costs such as rent, salaries (as a result of staff reduction) and insurance premiums. While management’s commitment to cost control has not wavered, staff levels have gradually been

Norsat International Inc.                      Management Discussion & Analysis

increased to ensure that commitments to research and development projects are met and product innovation and product leadership are not compromised.

Administrative costs increased by 16.4% to $1.3 million in the first quarter of 2008 from $1.1 million in the same period of 2007.  This increase reflects the opening of the research and development center in Korea and filling of some vacancies in early 2008.

Product development costs decreased due to the support of a government grant program that helps fund organization using technology to commercialize services, products and processes to grow their presence in Canadian and international markets. Through this program, Cdn$100,000 was claimed and reported as a reduction of product development costs in the first quarter of 2008. The net result is a slight decrease to product development costs by $37,987 in the first quarter of 2008 compared to the same period last year.

Amortization expenses increased by $25,646 compared to the same period in the previous year reflecting the amortization of the company ERP system, which began amortization in May 2007.

1.5

SUMMARY OF QUARTERLY RESULTS

Quarterly Financial Data (Unaudited) (Expressed in thousands of dollars, except earnings per share amounts) Amounts are in US$
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2008	$	$	$	$
Sales	2,929	-	-	-
Net earnings	5	-	-	-
Earnings per share – basic	0.00
Earnings per share – diluted	0.00	-	-	-
Weighted average common shares outstanding	#	#	#	#
Basic	51,912	-	-	-
Diluted	55,658	-	-	-

2007	$	$	$	$
Sales	3,762	4,204	3,672	4,360
Net earnings	462	537	163	211
Earnings per share – basic	0.01	0.01	0.00	0.00
Earnings per share – diluted	0.01	0.01	0.00	0.00
Weighted average common shares outstanding	#	#	#	#
Basic	50,486	50,558	50,584	50,599
Diluted	55,743	55,371	55,769	55,806

2006	$	$	$	$
Sales	-	3,319	2,776	4,781
Net (loss) earnings	-	(941)	(1,789)	424
Earnings per share – basic	-	(0.02)	(0.04)	0.01
Earnings per share – diluted	-	(0.02)	(0.04)	0.01
Weighted average common shares outstanding	#	#	#	#
Basic	-	47,063	47,063	48,557
Diluted	-	47,063	47,063	48,557

Norsat International Inc.                      Management Discussion & Analysis

1.6

Liquidity and Financial Condition

The Company’s principal cash requirements are for working capital, capital expenditures, and interest payments on the Company’s debt.

The Company's cash balance as at March 31, 2008 was $1.4 million, an increase of $0.7 million from $0.7 million as at December 31, 2007.  During the three months ended March 31, 2008, cash consumed by operations totaled $0.2 million. Financing activities generated net proceeds of $0.5 million during the three months ended March 31, 2008. The $0.5 million line of credit was paid off in full during the quarter and proceeds of $1.4 million were received from the exercise by warrants during the quarter.

The Company’s working capital requirements are mainly for production materials, productions and selling, operations and general administrative expenses. The Company’s working capital may be improved by increasing sales, shortening collection and payment cycles, enhancing of inventory controls and reducing debt levels.

As at March 31, 2008, working capital* increased to $6.4MM as compared to $4.9MM at the end of 2007. The current ratio for the first quarter of 2008 was 4.7x compared to 2.3x at the end of 2007. These improvements reflect the commitment to achieving a more effective structure for future operations and activities.

Accounts receivable, which was 1.9 million as at March 31, 2008, is down from the balance of $3.4 million as at December 31, 2007. This net change is primarily due to the lower sales volume experienced in the first quarter of 2008. The bad debt provision is reviewed at the end of each financial period according to the Company’s policy which is based on the credit terms of its customers and historical collection data. Review of the company’s accounts receivable determined that the bad debt provision was reasonably assessed as at March 31, 2008.

Accounts payable and accrued liabilities were $1.4 million, a decrease of $1.4 million, compared to $2.8 million as at December 31, 2007, reflecting a shorter accounts payable cycle.

Inventory as at March 31, 2008 was $4.7 million compared to $4.2 million as at December 31, 2007. The increase in inventory resulted from completed satellite systems for two customers that could not be shipped due to an unexpected change in the customers needs. These two orders will be shipped in the second quarter in compliance with the customer’s request. The Company’s inventory level for Microwave products are replaced on a just-in-time basis and continue to be monitored for sales trends to manage the risk of obsolescence.

Shareholders’ equity has increased by $1.5 million as a result of the exercise of warrants during the quarter.

* - Working Capital is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. This measure does not have a comparable GAAP measure. Working capital is defined as current assets less current liabilities.

1.7

Capital Resources

The Company’s capital resources as at March 31, 2008 were in cash. Cash flows are funded primarily through operations and, where necessary, liquidity requirements may be funded through the issuance of debt, and/or equity.

During the three months ended March 31, 2008 the Company completed the following financing transactions:

Warrants that were set to expire March 3, 2008 were exercised prior to the expiry date.  There were 3,065,232 warrants outstanding of which 2,915,235 were redeemed at the strike price of US$0.475.  The remaining 149,997 warrants expired.  Proceeds of the warrants exercised totaled US$1,384,737.

During the first quarter of 2008, the Company obtained another secured operating line of credit from a financial institution for Cdn$500,000 or US$400,000 under Export Development Canada’s (EDC) Master Receivable Guarantee (MARG) program.

Terms and conditions are as follows:

➢

interest at the rate of  the Bank’s Prime Rate plus 0.85% per annum

➢

all amounts under the loans shall be repaid on demand by the Bank

➢

general security agreement given by the Company creating a first fixed and floating charge and security interest over all present and after acquired assets of the Company

➢

general assignment of book debts creating a first priority assignment of the debts and accounts receivable of the Company

Norsat International Inc.                      Management Discussion & Analysis

➢

assignment /endorsement by the Company to the Bank of all risk insurance (including extended coverage endorsement) in amounts and from an issuer acceptable to the Bank, on all of the Company’s real and personal property including, without limitation, equipment and inventory owned by the Company, showing the bank as first loss payee by way of standard mortgage endorsement, such policy to include business interruption and public liability insurance.

➢

MARG of Cdn$450,000 from EDC

➢

the working capital ratio (current assets divided by current liabilities) shall not at any time to be less than 1.15:1

➢

the Debt to Tangible Net Worth ratio  (total liabilities divided by the sum of total assets minus total liabilities) shall not at any time exceed 2.5:1

On January 31, and February 29, 2008 the Company repaid US$300,000 (Cdn$301,270) and US$200,000 (Cdn$196,880) respectively of the operating line of credit. The February 29 payment was the full and final payment on the outstanding line of credit.

CONTRACTUAL OBLIGATIONS

The following table presents the aggregate amount of future cash outflows for contractual obligations as of March 31, 2008 under various purchasing commitments, loan commitments and operating lease agreements for each of the next four years:

	2008	2009	2010	2011
Inventory purchase obligation	2,106,390			
Operating lease obligations	381,524	472,406	471,545	425,187
Total	2,487,914	472,406	471,545	425,187

In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers.

The Company believes most of its working capital can be funded through its operations. The Company may also pursue other financing facilities to fund its working capital and meet its debt obligations from time to time.

Due to consistently changing economic conditions which may not be under the control of the Company, there can be no assurance that additional financing will be available when needed or, if available, that it can be obtained on commercially reasonable terms.

1.8

Off Balance Sheet Arrangements

Not applicable.

1.9

Transactions with Related Parties

Not applicable

1.10

Proposed Transactions

Not applicable.

Norsat International Inc.                      Management Discussion & Analysis

1.11

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

➢

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms when making estimates of collectability of the Company’s accounts receivable balance. If the Company determines that the financial condition of any of its customers has deteriorated, increases in the allowance may be made.

➢

The Company values its finished goods and work-in-process inventories at the lower of weighted average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company’s projections, an additional inventory write-down may be required. In addition, changes in the underlying factors used in the Company’s projections may necessitate additional write-downs in the future.  Market factors are generally outside of the Company’s control.

➢

The Company generates a portion of its revenue from multiple elements sales arrangements. Revenue is recognized for each element when there is no remaining performance obligations required and is based on their relative fair value at the inception of the sales arrangement. If fair value cannot be determined, either due to changes in contract elements or other factors, it will be necessary to defer revenue until objective evidence of fair value exists or when the final elements are delivered.

1.12

Changes in Accounting Policies including Initial Adoption

EIC – 130 - CHANGE IN REPORTING CURRENCY

Effective January 1, 2008, the Company changed its reporting currency to the US Dollar (USD).  The change in reporting currency increases transparency of the financial results of the Company and provides better visibility for the stakeholders.

Prior to January 1, 2008, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in Canadian dollar (CDN).  In making the change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.

In accordance with EIC-130, the financial statements for all the years and periods presented have been translated to the new reporting currency using the current rate method.  Under this method, the statements of operations and cash flows statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period.  All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates.  Shareholders’ equity transactions translated using the rates of exchange in effect as at the date of the various capital transactions.  All resulting exchange differences arising from the translation are included as a separate component of the other comprehensive income.

Norsat International Inc.                      Management Discussion & Analysis

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

CICA – 1535 “CAPITAL DISCLOSURES” AND CICA 3862 and 3863 – “FINANCIAL INSTRUMENTS – PRESENTATION”

On January 1, 2008, the Company adopted CICA Handbook Section 1535 – “Capital Disclosures” (“Section 1535”) and Sections 3862 and 3863 – “Financial Instruments – Presentation” (“Sections 3862 and 3863”).  Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance.  Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.  The adoption of these standards did not have a material effect on the Company’s financial statements.

CICA – 3031 – “INVENTORIES”

On January 1, 2008, the Company adopted CICA Handbook Section 3031 - “Inventories”, which replaces Section 3030, of the same name.  The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs.  The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.  As a result of adopting CICA Section 3031, a reversal of previous write downs of $285,396 was recorded as an increase to inventory and a decrease in opening deficit.

In accordance with the transitional provisions provided, the inventory change of $285,396 was adjusted to opening retained earnings as of the adoption date.  The net effect of this adoption was an increase in inventory and a decrease to opening deficit.

1.13

Financial Instruments and Other instruments

The Company’s financial instruments include cash, short-term investments, accounts receivables, accounts payable, accrued liabilities and short term loans.  The carrying value of cash, short-term investments, accounts receivables, accounts payable, accrued liabilities and short term loans is approximate to their fair values due to the short-term nature of these financial assets and liabilities.

The Company is exposed to foreign currency exchange risk as a result of components of cost being denominated in currencies other than the United States dollar.  The Company has not entered into any derivative agreements to mitigate this risk.

1.14 Outstanding Share Data

The following details the share capital structure as at March 31, 2008:

	Remaining life / Expiry date	Exercise price	Number of securities	Total
Common shares				53,605,705

Share purchase options
	2.78 years	CDN$0.50 to CDN$2.39	1,470,950
	3.51 years	CDN$2.40 to CDN$4.29	94,250
	3.51 years	CDN$4.30 to CDN$6.19	94,250	1,659,450

Warrants	April 8, 2009	CDN$1.09	1,206,811
	November 6, 2008	US$0.45	1,250,000
	January 12, 2009	US$0.48	483,040	2,939,851

Norsat International Inc.                      Management Discussion & Analysis

1.15

Risks and Uncertainties

RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations.   The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources; renegotiating the terms of all or some portion of the short-term debts; and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  At March 31, 2008, the Company has accumulated a deficit of $34,709,235. The Company started to generate net profit from its continued operations through the fourth quarter of 2006 to the first quarter of 2008. However, it cannot be used as an indication of the Company’s future performance.

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon achieving profitable operations and on the ability of the Company to obtain additional financing. The outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The Company’s inability to accurately forecast its results from quarter to quarter may affect its cash resources and result in wide fluctuations in the market price of the Company's stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of the Company’s control, the quarterly revenues and operating results are difficult to forecast. As a result, the Company may not be able to accurately predict its necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. The Company also believes that period-to-period comparisons of its operating results may not be meaningful and one should not rely on any such comparisons as an indication of its future performance.

RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company’s exposure to business and operation risks includes but is not limited to the following:

➢

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance the existing technologies or develop new technologies in order to effectively compete in the satellite communications industry.

➢

The Company has customer concentration.  A significant portion of the Company’s revenues have been recognized from a limited number of customers.  While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector.

➢

The Company cannot be sure that it will be able to compete effectively with the current competitors.

➢

The Company has limited intellectual property protection.

➢

The Company depends on its key employees and it cannot be sure that it will be able to keep these employees or hire and train replacements.

➢

The Company sells products which may, in certain instances, be subject to export and/or re-export restrictions. The Company may also be subjected to penalties and fines should there be a breach in its processes. The Company has formed a committee to actively oversee compliance with all such export regulations.

➢

The Company buys components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions. Failure to fulfill any or all of these may negatively impact liquidity should the Company be forced to take ownership of any un-purchased units. It may also affect the Company’s ability to continue supplying products as originally specified and thus affect obligations to fulfill customers.

➢

The Company may be subject to product liability claims, which are not fully covered by insurance.

➢

The Company intends to expand its international operations. It thus faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets and fluctuations in foreign currencies. Those external risks may not be under the Company’s control. While the additional resources are required for the expansion, the Company cannot be sure its success and a failure of such expansion would have reversed impact on the Company’s business.

Readers are advised to assess to Form 20F filed under www.sec.gov/edgar.shtml for the full contents of “Risks Associated with Business and Operations”.

Norsat International Inc.                      Management Discussion & Analysis

RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options and warrants to be issued may substantially dilute the value of the Company’s common shares. The Company has 75,000,000 shares of Common Stock authorized, of which 53,605,705 were outstanding at March 31, 2008 and an additional 4,599,301 common shares have been reserved for issuance upon the exercise of outstanding options and warrants to be issued as of such date. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect on the shareholders.

RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company is exposed to foreign exchange fluctuations in the U.S. dollar. The Company is exposed to foreign currency exchange risk as a result of components of cost being denominated in currencies other than the United States dollar.  The Company does not have any derivative agreements outstanding at the end of March 31, 2008.

1.16

Disclosure Controls and Internal Controls over Financial Reporting

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of March 31, 2008, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

The Company’s management, including the CEO and CFO, has evaluated the effectiveness of the internal controls over financial reporting.  Based on this revaluation, management has concluded that internal controls over financial reporting were designed effectively as of March 31, 2008.

As a result of this review it was determined that there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

While the Company’s CEO and CFO believe that the Company’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.